December 31, 2019

Wayne S. DeVeydt
Chief Executive Officer
Surgery Partners, Inc.
310 Seven Springs Way, Suite 500
Brentwood, TN 37027

       Re: Surgery Partners, Inc.
           Registration Statement on Form S-3
           Response dated December 30, 2019
           File No. 333-235664

Dear Mr. DeVeydt:

       We have reviewed your December 30, 2019 response to our comment letter and have the following comment. After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our
December 27, 2019 letter.

Response dated December 30, 2019

General

1. We note your response to our prior comment one. Please confirm that you will disclose in the final prospectuses to the registration statement that your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act as provided in your response.
       Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Thomas Holden, Esq.